20 January 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased (through UBS Limited) 129,500 RELX PLC ordinary shares at a price of 1139.2601p per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 65,557,280 ordinary shares in treasury, and has 1,110,433,922 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 1,677,500 shares.

RELX NV announces that today, it purchased (through UBS Limited) 115,500 RELX NV ordinary shares at a price of €14.0347 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 58,607,594 ordinary shares in treasury, and has 989,613,439 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 1,494,200 shares.